

April 4, 2011

Charles M. Brown
President and Chief Executive Officer
Flow International Corporation
23500 — 64th Avenue South
Kent, Washington 98032

    Re: **Flow International Corporation**
                Form 10-K For the Fiscal Year Ended April 30, 2010
                Filed July 2, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed August 10, 2010
                File No. 001-34443

Dear Mr. Brown:

      We have reviewed your response letter dated March 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A Filed August 10, 2010

Base Salaries, page 18

1. We note your response to comment 12 in our letter dated February 28, 2011; however, we reissue the comment in part. In future filings, please disclose where the actual payments fell within the targeted parameters for each named executive officer. Additionally, to the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentive Plan, page 18

2. We note your response to comment 13 in our letter dated February 28, 2011; however, we reissue the comment in part. In future filings, to the extent payouts are made under the short-term incentive plan, please disclose the actual target and maximum levels for

the performance goals and how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named executive officers. Refer to Item 402(c)(b)(2)(v) of Regulation S-K.

Long-Term Compensation, page 18

3. We note your response to comment 14 in our letter dated February 28, 2011; however, we reissue the comment in part. In future filings, please disclose the payment levels for the named executive officers that correspond to the target and maximum levels of the performance goals and the actual results achieved by the company for each performance goal.

You may contact Jessica Kane, staff attorney, at 202-551-3235 or Dieter King, staff attorney, at 202-551-3338 if you have questions.

Sincerely,

Pamela Long
Assistant Director